FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Stowell, Ronald S.	2. Issuer Name and Ticker or Trading Symbol LSI Industries Inc. - LYTS

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
[_]    Director                                    [_]   10% Owner
[X]    Officer (give title below)             [_]   Other (specify below)

Vice President, Chief Financial Officer and Treasurer

(Last) (First) (Middle) 10000 Alliance Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year April 2, 2003
(Street) Cincinnati, Ohio 45242		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares								31,485	D
Common Shares(2)	4/2/03		A		73	A	$9.03	14,639	D
							Total	46,124

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control Number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to buy(1)	$10.09							9/4/99(3)	9/4/07	Common Shares	15,000	$10.09	15,000	D
Option to buy(1)	$10.29							7/3/01(3)	7/3/10	Common Shares	15,000	$10.29	15,000	D
Option to buy(1)	$14.60							11/14/01(4)	11/14/11	Common Shares	15,000	$14.60	15,000	D

Explanation of Responses:

(1)  Option granted pursuant to the Company’s Incentive Stock Option Plans. Option grants have been previously reported.
(2)  Common shares held in the LSI Industries Inc. Non-Qualified Deferred Compensation Plan.
(3)  Options are exercisable at a rate of 25% per year beginning on the 2nd grant date anniversary, cumulative to the extent not exercised in a prior year.
(4)  Options are exercisable at a rate of 10% beginning on the 1st grant date anniversary, 28% on the 2nd anniversary date, 27% on the 3rd anniversary date, and 35% on the 4th anniversary date, cumulative to the extent not exercised in a prior year.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kurt R. Gearhart Signautre of Kurt R. Gearhart as Attorney-in-Fact for Ronald S. Stowell	4/3/03 Date
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